Exhibit (a)(5)(K)
FIS Reports Second Quarter 2010 Results
Second Quarter Highlights:
•	Revenue of $1.29 billion, up 2.4%, as adjusted

•	EPS of $0.46, as adjusted

•	EBITDA margin of 29.9%, up 140 basis points, as adjusted

•	Free cash flow of $108 million, as adjusted
JACKSONVILLE, Fla., July 20, 2010 — FIS™ (NYSE:FIS), one of the world’s largest providers of banking and payments technology, today reported financial results for the quarter ended June 30, 2010. For comparative purposes, references to pro forma measures for 2009 assume that the October 1, 2009 merger with Metavante Technologies, Inc. was completed on January 1, 2009 and reflect adjustments in a manner consistent with 2010 adjusted results.
Adjusted revenue (which excludes a $5 million negative impact to deferred revenue from purchase accounting) increased 2.4% to $1.29 billion in U.S. dollars in the second quarter of 2010 compared to pro forma revenue of $1.26 billion in the second quarter of 2009, and increased 1.7% in constant currency. Adjusted EBITDA was $385.8 million, 7.2% higher as compared to pro forma EBITDA of $359.8 million in the prior year quarter. The adjusted EBITDA margin expanded 140 basis points to 29.9% driven primarily by synergy cost savings. Adjusted net earnings from continuing operations totaled $176.5 million, or $0.46 per diluted share. Adjusted free cash flow totaled $108 million in the second quarter. On a GAAP basis, second quarter consolidated revenue totaled $1.286 billion. During the quarter, FIS recorded after-tax merger and integration costs and recapitalization costs totaling $41.2 million, or $0.11 per share. The deferred revenue adjustment impacted after-tax earnings by $3.3 million, or $0.01 per share. These combined charges, along with purchase price amortization of intangible assets acquired through various acquisitions, resulted in GAAP net earnings from continuing operations attributable to common stockholders of $90.2 million, or $0.23 per diluted share.
FIS has successfully completed the financing for the previously announced recapitalization plan and expects to complete the share repurchase in early August, 2010.
The financing condition to FIS’ previously announced tender offer for shares of its common stock was satisfied by the completion of the financing announced by FIS on July 16, 2010.

Acquisitions and Discontinued Operations
On October 1, 2009, FIS completed the acquisition of Metavante Technologies, Inc. The transaction was treated as a purchase and the results of Metavante are included in the consolidated results of FIS beginning October 1, 2009. For comparative purposes, in accordance with management’s desire to improve the understanding of the company’s operating performance, the supplemental information provided below assumes the merger was completed on January 1, 2009 and combines Metavante’s results with FIS’s historical results on a pro forma basis.
In addition, FIS completed the sale of its ClearPar automated syndicated loan trade settlement business on January 1, 2010. The results of ClearPar are reported as discontinued operations for all periods presented.
Supplemental Information
The following supplemental information is presented on an adjusted pro forma basis, which management believes provides meaningful comparisons between the periods presented. Reconciliations of non-GAAP measures to related GAAP measures are provided in the attached schedules and in the Investor Relations section of the FIS Web site, www.fisglobal.com.
Consolidated second quarter revenue increased 2.4% to $1.291 billion in U.S. dollars, compared with $1.261 billion in the second quarter of 2009. Excluding a $9.2 million favorable foreign currency impact, consolidated revenue increased 1.7%.
     – Financial Solutions revenue increased 3.0% to $458.3 million compared to $445.0 million in the 2009 quarter driven by higher professional services revenue and software license fees.
     – Payment Solutions revenue of $630.6 million was comparable to $631.1 million in the 2009 quarter as growth in electronic payment solutions was offset by lower item processing and retail check activity.
     – International Solutions revenue increased 8.0% to $200.7 million in U.S. dollars, and 3.1% in constant currency compared to $185.8 million in the 2009 quarter. The increase was driven primarily by increased card processing volumes in Brazil. Software and professional services revenue was comparable to prior year.
Adjusted EBITDA increased 7.2% to $385.8 million in the second quarter of 2010 compared to $359.8 million in the 2009 quarter. The adjusted EBITDA margin improved 140 basis points to 29.9% compared to 28.5% in the prior-year quarter, driven primarily by the realization of synergy cost savings and ongoing expense management.
     – Financial Solutions EBITDA increased 5.0% to $200.6 million, while the margin improved 90 basis points to 43.8% compared to 42.9% in the prior year quarter.
     – Payment Solutions EBITDA increased 4.0% to $232.3 million, and the margin increased 140 basis points to 36.8% compared to 35.4% in the prior year.
     – International EBITDA increased 1.1% to $36.4 million. The currency impact was not material to EBITDA. The reported EBITDA margin was 18.1%, and 19.0% in constant currency, compared to 19.4% in the prior year quarter.

Balance Sheet
FIS had $502 million in cash and cash equivalents and total debt outstanding of approximately $3.0 billion at June 30, 2010.
Capital expenditures totaled $76.0 million in the quarter, compared to $78.9 million in pro forma capital expenditures in the prior year.
Use of Non-GAAP Financial Information
Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, the company has provided non-GAAP financial measures, which it believes are useful to help investors better understand its financial performance, competitive position and prospects for the future. These non-GAAP measures include adjusted revenue, adjusted earnings before interest, taxes and depreciation and amortization (EBITDA), adjusted net earnings, and adjusted free cash flow. Adjusted revenue excludes the impact of deferred revenue purchase accounting. Adjusted EBITDA excludes the impact of merger and acquisition and integration expenses, accelerated stock compensation charges associated with merger and acquisition activity, costs associated with the announced recapitalization plan, and certain other costs. Adjusted net earnings exclude the after-tax impact of merger and acquisition and integration expenses, accelerated stock compensation charges associated with merger and acquisition activity, costs associated with the announced recapitalization plan, acquisition related amortization and certain other costs. Adjusted free cash flow is GAAP operating cash flow less capital expenditures, acquisition related cash items and cash items associated with the announced recapitalization plan. Non-GAAP adjustments are recorded in the Corporate and Other segment and do not impact operating segment results. Any non-GAAP measures should be considered in context with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP net earnings. Further, FIS’ non-GAAP measures may be calculated differently from similarly titled measures of other companies. Reconciliations of these non-GAAP measures to related GAAP measures are provided in the attached schedules and in the Investor Relations section of the FIS Web site, www.fisglobal.com.

Forward-Looking Statements
This news release and today’s conference call contain statements related to FIS’ future plans and expectations and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about 2010 adjusted earnings per share, margin expansion and cash flow, as well as other statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. The risks and uncertainties that forward-looking statements are subject to, include, without limitation: changes in general economic, business and political conditions, including changes in the financial markets; the effect of governmental regulations; the effects of our substantial leverage, which may limit the funds available to make acquisitions and invest in our business; the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries or due to financial failures suffered by firms in those industries; failures to adapt our services to changes in technology or in the marketplace; the failure to achieve some or all of the benefits that we expect from the acquisition of Metavante, including the possibility that our acquisition of Metavante may not be accretive to our earnings due to undisclosed liabilities, management or integration issues, loss of customers, the inability to achieve targeted synergy cost savings, or other factors; our potential inability to find suitable acquisition candidates or difficulties in integrating acquisitions; competitive pressures on product pricing and services; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s Web site located at www.sec.gov. All forward-looking statements included in this document are based on information available at the time of the document. FIS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Fidelity National Information Services, Inc.
Earnings Release Supplemental Financial Information
July 20, 2010

Exhibit A	Consolidated Statements of Earnings — Unaudited for the three and six months ended June 30, 2010 and 2009

Exhibit B	Consolidated Balance Sheets — Unaudited as of June 30, 2010 and December 31, 2009

Exhibit C	Consolidated Statements of Cash Flows — Unaudited for the six months ended June 30, 2010 and 2009

Exhibit D	Supplemental Non-GAAP Financial Information — Unaudited for the three and six months ended June 30, 2010 and 2009

Exhibit E	Supplemental GAAP to Non-GAAP Reconciliation — Unaudited for the three and six months ended June 30, 2010 and 2009

Exhibit A
FIDELITY NATIONAL INFORMATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS — UNAUDITED
(In millions, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Processing and services revenues	$1,286.1	$829.2	$2,535.7	$1,623.3

Cost of revenues	912.2	622.8	1,819.4	1,241.2
Selling, general and administrative expenses	197.0	93.0	355.6	188.9

Operating income	176.9	113.4	360.7	193.2

Other income (expense):
Interest income	1.1	0.5	2.4	1.3
Interest expense	(20.4)	(31.8)	(50.0)	(63.8)
Other income (expense)	(12.6)	5.5	(17.9)	6.7

Total other income (expense)	(31.9)	(25.8)	(65.5)	(55.8)

Earnings from continuing operations before income taxes	145.0	87.6	295.2	137.4
Provision for income taxes	53.6	30.1	109.2	47.2

Net earnings from continuing operations	91.4	57.5	186.0	90.2
Earnings (loss) from discontinued operations, net of tax	(0.3)	2.1	(1.4)	2.1

Net earnings	91.1	59.6	184.6	92.3
Net (earnings) loss attributable to noncontrolling interest	(1.2)	(0.4)	(1.1)	(0.1)

Net earnings attributable to FIS	$89.9	$59.2	$183.5	$92.2

Net earnings per share-basic from continuing operations attributable to FIS common stockholders *	$0.24	$0.30	$0.49	$0.47
Net earnings per share-basic from discontinued operations attributable to FIS common stockholders *	—	0.01	—	0.01

Net earnings per share-basic attributable to FIS common stockholders *	$0.24	$0.31	$0.49	$0.48

Weighted average shares outstanding-basic	376.5	190.3	374.9	190.2

Net earnings per share-diluted from continuing operations attributable to FIS common stockholders *	$0.23	$0.30	$0.48	$0.47
Net earnings per share-diluted from discontinued operations attributable to FIS common stockholders *	—	0.01	—	0.01

Net earnings per share-diluted attributable to FIS common stockholders *	$0.23	$0.31	$0.48	$0.48

Weighted average shares outstanding-diluted	384.6	192.7	382.3	192.2

Amounts attributable to FIS common stockholders:
Net earnings from continuing operations, net of tax	$90.2	$57.1	$184.9	$90.1
Earnings (loss) from discontinued operations, net of tax	(0.3)	2.1	(1.4)	2.1

Net earnings attributable to FIS common stockholders	$89.9	$59.2	$183.5	$92.2

*	Amounts may not sum due to rounding.

Exhibit B
FIDELITY NATIONAL INFORMATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — UNAUDITED
(In millions)

	As of	As of
	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$502.0	$430.9
Settlement deposits	43.5	50.8
Trade receivables, net	737.0	765.4
Settlement receivables	61.9	62.5
Other receivables	23.7	30.9
Receivable from related parties	33.4	32.0
Prepaid expenses and other current assets	144.8	141.2
Deferred income taxes	71.9	80.9
Assets held for sale	—	71.5

Total current assets	1,618.2	1,666.1

Property and equipment, net of accumulated depreciation and amortization	368.3	375.9
Goodwill	8,207.0	8,232.9
Other intangible assets, net of accumulated amortization	2,296.0	2,396.8
Computer software, net of accumulated amortization	905.3	932.7
Deferred contract costs	239.7	261.4
Other noncurrent assets	131.8	131.8

Total assets	$13,766.3	$13,997.6

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$480.9	$523.2
Due to Brazilian venture partners	73.3	73.0
Settlement payables	115.1	122.3
Current portion of long-term debt	263.7	236.7
Deferred revenues	279.2	279.5

Total current liabilities	1,212.2	1,234.7

Deferred revenues	89.2	104.8
Deferred income taxes	856.4	915.9
Long-term debt, excluding current portion	2,697.2	3,016.6
Other long-term liabilities	232.8	207.0

Total liabilities	5,087.8	5,479.0

Equity:
FIS stockholders’ equity:
Preferred stock $0.01 par value	—	—
Common stock $0.01 par value	3.8	3.8
Additional paid in capital	7,242.2	7,345.1
Retained earnings	1,280.4	1,134.6
Accumulated other comprehensive earnings (loss)	16.1	82.2
Treasury stock	(66.4)	(256.8)

Total FIS stockholders’ equity	8,476.1	8,308.9
Noncontrolling interest	202.4	209.7

Total equity	8,678.5	8,518.6

Total liabilities and equity	$13,766.3	$13,997.6

Exhibit C
FIDELITY NATIONAL INFORMATION SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(In millions)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities:
Net earnings	$184.6	$92.3
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	305.1	184.1
Stock-based compensation cost	26.4	18.3
Deferred income taxes	(44.9)	(31.8)
Income tax benefit from exercise of stock options	(5.3)	(0.1)
Other operating activities, net	11.5	1.7
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in trade receivables	48.8	93.8
Net decrease (increase) in settlement receivables	0.7	8.2
Net decrease (increase) in prepaid expenses and other assets	(7.9)	19.3
Net additions to deferred contract costs	(20.6)	(25.3)
Net increase (decrease) in deferred revenue	(4.4)	2.5
Net increase (decrease) in accounts payable, accrued liabilities and other liabilities	(48.8)	(31.9)

Net cash provided by operating activities	445.2	331.1

Cash flows from investing activities:
Additions to property and equipment	(47.6)	(27.1)
Additions to capitalized software	(86.6)	(69.1)
Net proceeds from sale of assets	71.5	—
Acquisitions, net of cash acquired	(46.6)	(3.8)
Other investing activities	36.0	—

Net cash used in investing activities	(73.3)	(100.0)

Cash flows from financing activities:
Borrowings	4,250.1	1,198.7
Debt service payments	(4,544.3)	(1,420.1)
Capitalized debt issuance costs	(17.7)	—
Dividends paid	(39.3)	(19.1)
Income tax benefit from exercise of stock options	5.3	0.1
Stock options exercised	86.3	6.0
Treasury stock purchases	(32.2)	—
Other financing activity	3.3

Net cash used in financing activities	(288.5)	(234.4)

Effect of foreign currency exchange rates on cash	(12.3)	10.3

Net increase in cash and cash equivalents	71.1	7.0

Cash and cash equivalents, at beginning of period	430.9	220.9

Cash and cash equivalents, at end of period	$502.0	$227.9

Exhibit D
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION — UNAUDITED
(In millions)
1. Revenue, Operating Income and EBITDA

	Three months ended June 30, 2010
	Financial	Payment	International	Corporate
	Solutions	Solutions	Solutions	and Other	Consolidated
Revenue from continuing operations, as adjusted	$458.3	$630.6	$200.7	$1.8	$1,291.4

Operating income (loss)	$162.8	$207.6	$21.4	$(214.9)	$176.9
M&A, restructuring and integration costs	—	—	—	51.6	51.6
Acquisition deferred revenue adjustments	—	—	—	5.3	5.3
Purchase price amortization	—	—	—	66.4	66.4

Non GAAP operating income (loss)	$162.8	$207.6	$21.4	$(91.6)	$300.2

Depreciation and amortization from continuing Operations, as adjusted	37.8	24.7	15.0	8.1	85.6

EBITDA, as adjusted	$200.6	$232.3	$36.4	$(83.5)	$385.8

Non GAAP operating margin, as adjusted	35.5%	32.9%	10.7%	N/M %	23.2%

EBITDA margin, as adjusted	43.8%	36.8%	18.1%	N/M %	29.9%

	Three months ended June 30, 2009
	Financial	Payment	International	Corporate
	Solutions	Solutions	Solutions	and Other	Consolidated
Revenue from continuing operations	$269.9	$379.2	$180.7	$(0.6)	$829.2
Pro forma Metavante revenue and adjustments	175.1	251.9	5.1	—	432.1

Pro forma revenue from continuing operations	$445.0	$631.1	$185.8	$(0.6)	$1,261.3

Operating income (loss)	$88.9	$96.3	$19.8	$(91.6)	$113.4
Pro forma Metavante operating income and adjustments	62.7	98.5	1.7	(80.7)	82.2

Pro forma operating Income (loss)	151.6	194.8	21.5	(172.3)	195.6
M&A, restructuring and integration costs	—	—	—	6.4	6.4
Purchase price amortization	—	—	—	67.6	67.6

Non GAAP operating income (loss)	$151.6	$194.8	$21.5	$(98.3)	$269.6

Depreciation and amortization from continuing Operations, as adjusted	39.4	28.5	14.5	7.8	90.2

EBITDA, as adjusted	$191.0	$223.3	$36.0	$(90.5)	$359.8

Non GAAP operating margin, as adjusted	34.1%	30.9%	11.6%	N/M %	21.4%

EBITDA margin, as adjusted	42.9%	35.4%	19.4%	N/M %	28.5%

Total Revenue Growth from Prior Year Period

Three months ended June 30, 2010	3.0%	-0.1%	8.0%	N/M %	2.4%

Exhibit D
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION — UNAUDITED
(In millions)
1. Revenue, Operating Income and EBITDA

	Six months ended June 30, 2010
	Financial	Payment	International	Corporate
	Solutions	Solutions	Solutions	and Other	Consolidated
Revenue from continuing operations, as adjusted	$901.8	$1,249.4	$395.7	$3.0	$2,549.9

Operating income (loss)	$310.5	$412.4	$37.6	$(399.8)	$360.7
M&A, restructuring and integration costs	—	—	—	68.9	68.9
Acquisition deferred revenue adjustments	—	—	—	14.2	14.2
Purchase price amortization	—	—	—	131.5	131.5

Non GAAP operating income (loss)	$310.5	$412.4	$37.6	$(185.2)	$575.3

Depreciation and amortization from continuing
Operations, as adjusted	75.7	49.4	30.4	17.7	173.2

EBITDA, as adjusted	$386.2	$461.8	$68.0	$(167.5)	$748.5

Non GAAP operating margin, as adjusted	34.4%	33.0%	9.5%	N/M %	22.6%

EBITDA margin, as adjusted	42.8%	37.0%	17.2%	N/M %	29.4%

	Six months ended June 30, 2009
	Financial	Payment	International	Corporate
	Solutions	Solutions	Solutions	and Other	Consolidated
Revenue from continuing operations	$536.2	$743.5	$344.7	$(1.1)	$1,623.3
Pro forma Metavante revenue and adjustments	338.7	500.4	10.8	—	849.9

Pro forma revenue from continuing operations	$874.9	$1,243.9	$355.5	$(1.1)	$2,473.2

Operating income (loss)	$162.5	$182.1	$34.4	$(185.8)	$193.2
Pro forma Metavante operating income and adjustments	114.3	190.3	4.1	(164.7)	144.0

Pro forma operating Income (loss)	276.8	372.4	38.5	(350.5)	337.2
M&A, restructuring and integration costs	—	—	—	15.9	15.9
Purchase price amortization	—	—	—	136.1	136.1

Non GAAP operating income (loss)	$276.8	$372.4	$38.5	$(198.5)	$489.2

Depreciation and amortization from continuing
Operations, as adjusted	77.1	57.5	27.6	16.7	178.9

EBITDA, as adjusted	$353.9	$429.9	$66.1	$(181.8)	$668.1

Non GAAP operating margin, as adjusted	31.6%	29.9%	10.8%	N/M %	19.8%

EBITDA margin, as adjusted	40.5%	34.6%	18.6%	N/M %	27.0%

Total Revenue Growth from Prior Year Period

Six months ended June 30, 2010	3.1%	0.4%	11.3%	N/M %	3.1%

Exhibit D
FIDELITY NATIONAL INFORMATION SERVICES, INC.
RECONCILIATION OF CASH FLOW MEASURES — UNAUDITED
(In millions)

	Three months ended June 30, 2010			Six months ended June 30, 2010
	GAAP	Adj	Adjusted	GAAP	Adj	Adjusted
Cash flows from operating activities:
Net earnings (1)	$91.1	$86.3	$177.4	$184.6	$145.7	$330.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Non-cash adjustments (2)	127.1	(31.1)	96.0	292.8	(76.5)	216.3
Working capital adjustments (3)	(44.7)	(45.2)	(89.9)	(32.2)	(31.4)	(63.6)

Net cash provided by operating activities	173.5	10.0	183.5	445.2	37.8	483.0

Capital expenditures	(76.0)	—	(76.0)	(134.2)	—	(134.2)

Free cash flow	$97.5	$10.0	$107.5	$311.0	$37.8	$348.8

	Three months ended June 30, 2009			Six months ended June 30, 2009
	GAAP	Adj	Adjusted	GAAP	Adj	Adjusted
Cash flows from operating activities:
Net earnings (1)	$59.6	$1.0	$60.6	$92.3	$6.0	$98.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Non-cash adjustments (2)	69.0	—	69.0	172.2	—	172.2
Working capital adjustments (3)	39.9	6.0	45.9	66.6	3.0	69.6

Net cash provided by operating activities	168.5	7.0	175.5	331.1	9.0	340.1

Capital expenditures	(50.9)	—	(50.9)	(96.2)	—	(96.2)

Free cash flow	$117.6	$7.0	$124.6	$234.9	$9.0	$243.9

(1)	Adjustments to Net Earnings reflect the elimination of the after-tax impact of M&A and related integration costs, 2010 leveraged recapitalization plan costs, as well as, non-cash impairment, stock acceleration charges and purchase price amortization.

(2)	Adjustments to Non Cash Adjustments reflects the after-tax impact of stock acceleration charges and purchase price amortization.

(3)	Adjustments to working capital reflect elimination of settlement of various acquisition related liabilities and for the 2009 period, the elimination of accruals related to the acquisition of Metavante.
Cash flows generated by Metavante Operations are included prospectively beginning October 1, 2009 in the consolidated cash flows for FIS.

Exhibit E
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATION — UNAUDITED
(In millions)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Net earnings from continuing operations attributable to FIS	$90.2	$57.1	$184.9	$90.1
Provision for income taxes	53.6	30.1	109.2	47.2

Earnings from continuing operations before income taxes	143.8	87.2	294.1	137.3
Other, net	33.1	26.2	66.6	55.9

Operating income	176.9	113.4	360.7	193.2

Pro forma Metavante operating income and adjustments	—	82.2	—	144.0
M&A, restructuring and integration costs	51.6	6.4	68.9	15.9
Acquisition deferred revenue adjustments	5.3	—	14.2	—
Purchase price amortization	66.4	67.6	131.5	136.1

Non GAAP operating income	300.2	269.6	575.3	489.2

Depreciation and amortization from continuing operations, as adjusted	85.6	90.2	173.2	178.9

EBITDA, as adjusted	$385.8	$359.8	$748.5	$668.1

Exhibit E
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATION — UNAUDITED
(in millions, except per share data)

	GAAP	M&A				Non-GAAP
	Three Months	Restructuring	Acquisition			Three Months
	Ended	Integration &	Deferred		Purchase	Ended
	June 30, 2010	Recapitalization	Revenue		Price	June 30, 2010
	(Unaudited)	Costs (1)	Adjustments (2)	Subtotal	Amortization (3)	(Unaudited)
Processing and services revenue	$1,286.1	$—	$5.3	$1,291.4	$—	$1,291.4
Cost of revenues	912.2	—	—	912.2	(66.4)	845.8

Gross profit	373.9	—	5.3	379.2	66.4	445.6

Selling, general and administrative	197.0	(51.6)	—	145.4	—	145.4

Operating income	176.9	51.6	5.3	233.8	66.4	300.2

Other income (expense):
Interest income	1.1	—	—	1.1	—	1.1
Interest expense	(20.4)	—	—	(20.4)	—	(20.4)
Other income (expense), net	(12.6)	13.8	—	1.2	—	1.2

Total other income (expense)	(31.9)	13.8	—	(18.1)	—	(18.1)

Earnings from continuing operations before income taxes	145.0	65.4	5.3	215.7	66.4	282.1
Provision for income taxes	53.6	24.2	2.0	79.8	24.6	104.4

Earnings from continuing operations	91.4	41.2	3.3	135.9	41.8	177.7
Loss from discontinued operations	(0.3)	—	—	(0.3)	—	(0.3)

Net earnings	91.1	41.2	3.3	135.6	41.8	177.4
Noncontrolling interest	(1.2)	—	—	(1.2)	—	(1.2)

Net earnings attributable to FIS	$89.9	$41.2	$3.3	$134.4	$41.8	$176.2

Amounts attributable to FIS common stockholders:
Net earnings from continuing operations, net of tax	$90.2	$41.2	$3.3	$134.7	$41.8	$176.5
Loss from discontinued operations, net of tax	(0.3)	—	—	(0.3)	—	(0.3)

Net earnings attributable to FIS common stockholders	$89.9	$41.2	$3.3	$134.4	$41.8	$176.2

Net earnings per share — diluted from continuing operations attributable to FIS common stockholders*	$0.23	$0.11	$0.01	$0.35	$0.11	$0.46

Weighted average shares outstanding — diluted	384.6	384.6	384.6	384.6	384.6	384.6

Effective tax rate	37%					37%

Supplemental Information:

Depreciation and amortization from continuing operations				$152.0	$(66.4)	$85.6

Stock compensation expense from continuing operations, excluding acceleration charges						$10.4
Stock acceleration charges						—

Total stock compensation expense from continuing operations						$10.4

*	Amounts may not sum due to rounding.
See accompanying notes.

Exhibit E
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATION — UNAUDITED
(in millions, except per share data)

	GAAP	M&A				Non-GAAP
	Six Months	Restructuring,	Acquisition			Six Months
	Ended	Integration &	Deferred		Purchase	Ended
	June 30, 2010	Recapitalization	Revenue		Price	June 30, 2010
	(Unaudited)	Costs (1)	Adjustments (2)	Subtotal	Amortization (3)	(Unaudited)
Processing and services revenue	$2,535.7	$—	$14.2	$2,549.9	$—	$2,549.9
Cost of revenues	1,819.4	—	—	1,819.4	(131.5)	1,687.9

Gross profit	716.3	—	14.2	730.5	131.5	862.0

Selling, general and administrative	355.6	(68.9)	—	286.7	—	286.7

Operating income	360.7	68.9	14.2	443.8	131.5	575.3

Other income (expense):
Interest income	2.4	—	—	2.4	—	2.4
Interest expense	(50.0)	—	—	(50.0)	—	(50.0)
Other income (expense), net	(17.9)	16.8	—	(1.1)	—	(1.1)

Total other income (expense)	(65.5)	16.8	—	(48.7)	—	(48.7)

Earnings from continuing operations before income taxes	295.2	85.7	14.2	395.1	131.5	526.6
Provision for income taxes	109.2	31.7	5.3	146.2	48.7	194.9

Earnings from continuing operations	186.0	54.0	8.9	248.9	82.8	331.7
Loss from discontinued operations	(1.4)	—	—	(1.4)	—	(1.4)

Net earnings	184.6	54.0	8.9	247.5	82.8	330.3
Noncontrolling interest	(1.1)	—	—	(1.1)	—	(1.1)

Net earnings attributable to FIS	$183.5	$54.0	$8.9	$246.4	$82.8	$329.2

Amounts attributable to FIS common stockholders:
Net earnings from continuing operations, net of tax	$184.9	$54.0	$8.9	$247.8	$82.8	$330.6
Loss from discontinued operations, net of tax	(1.4)	—	—	(1.4)	—	(1.4)

Net earnings attributable to FIS common stockholders	$183.5	$54.0	$8.9	$246.4	$82.8	$329.2

Net earnings per share — diluted from continuing operations attributable to FIS common stockholders*	$0.48	$0.14	$0.02	$0.65	$0.22	$0.86

Weighted average shares outstanding — diluted	382.3	382.3	382.3	382.3	382.3	382.3

Effective tax rate	37%					37%

Supplemental Information:

Depreciation and amortization from continuing operations				$304.7	$(131.5)	$173.2

Stock compensation expense from continuing operations, excluding acceleration charges						$21.0
Stock acceleration charges						5.4

Total stock compensation expense from continuing operations						$26.4

*	Amounts may not sum due to rounding.
See accompanying notes.

Exhibit E
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATION — UNAUDITED
(in millions, except per share data)

	GAAP	M&A			Non-GAAP
	Three Months	Restructuring			Three Months
	Ended	And		Purchase	Ended
	June 30, 2009	Integration		Price	June 30, 2009
	(Unaudited)	Costs (1)	Subtotal	Amortization (3)	(Unaudited)
Processing and services revenue	$829.2	$—	$829.2	$—	$829.2
Cost of revenues	622.8	—	622.8	(29.2)	593.6

Gross profit	206.4	—	206.4	29.2	235.6

Selling, general and administrative	93.0	(2.1)	90.9	—	90.9

Operating income	113.4	2.1	115.5	29.2	144.7

Other income (expense):
Interest income	0.5	—	0.5	—	0.5
Interest expense	(31.8)	—	(31.8)	—	(31.8)
Other income, net	5.5	—	5.5	—	5.5

Total other income (expense)	(25.8)	—	(25.8)	—	(25.8)

Earnings from continuing operations before income taxes	87.6	2.1	89.7	29.2	118.9
Provision for income taxes	30.1	0.7	30.8	10.1	40.9

Earnings from continuing operations	57.5	1.4	58.9	19.1	78.0
Earnings (loss) from discontinued operations	2.1	—	2.1	—	2.1

Net earnings	59.6	1.4	61.0	19.1	80.1
Noncontrolling interest	(0.4)	—	(0.4)	—	(0.4)

Net earnings attributable to FIS	$59.2	$1.4	$60.6	$19.1	$79.7

Amounts attributable to FIS common stockholders:
Net earnings from continuing operations, net of tax	$57.1	$1.4	$58.5	$19.1	$77.6
Earnings (loss) from discontinued operations, net of tax	2.1	—	2.1	—	2.1

Net earnings attributable to FIS common stockholders	$59.2	$1.4	$60.6	$19.1	$79.7

Net earnings per share — diluted from continuing operations attributable to FIS common stockholders*	$0.30	$0.01	$0.30	$0.10	$0.40

Weighted average shares outstanding — diluted	192.7	192.7	192.7	192.7	192.7

Effective tax rate	34%				34%

Supplemental Information:

Depreciation and amortization from continuing operations			$92.0	$(29.2)	$62.8

Stock compensation expense from continuing operations, excluding acceleration charges					$8.8
Stock acceleration charges					—

Total stock compensation expense from continuing operations					$8.8

*	Amounts may not sum due to rounding.
See accompanying notes.
GAAP results include Metavante’s operating results in the consolidated results of FIS beginning October 1, 2009 on a prospective basis.

Exhibit E
FIDELITY NATIONAL INFORMATION SERVICES, INC.
SUPPLEMENTAL GAAP TO NON-GAAP RECONCILIATION — UNAUDITED
(in millions, except per share data)

	GAAP	M&A			Non-GAAP
	Six months	Restructuring			Six months
	Ended	And		Purchase	Ended
	June 30, 2009	Integration		Price	June 30, 2009
	(Unaudited)	Costs (1)	Subtotal	Amortization (3)	(Unaudited)
Processing and services revenue	$1,623.3	$—	$1,623.3	$—	$1,623.3
Cost of revenues	1,241.2	—	1,241.2	(59.3)	1,181.9

Gross profit	382.1	—	382.1	59.3	441.4

Selling, general and administrative	188.9	(9.4)	179.5	—	179.5

Operating income	193.2	9.4	202.6	59.3	261.9

Other income (expense):
Interest income	1.3	—	1.3	—	1.3
Interest expense	(63.8)	—	(63.8)	—	(63.8)
Other income, net	6.7	—	6.7	—	6.7

Total other income (expense)	(55.8)	—	(55.8)	—	(55.8)

Earnings from continuing operations before income taxes	137.4	9.4	146.8	59.3	206.1
Provision for income taxes	47.2	3.2	50.4	20.5	70.9

Earnings from continuing operations	90.2	6.2	96.4	38.8	135.2
Earnings (loss) from discontinued operations	2.1	—	2.1	—	2.1

Net earnings	92.3	6.2	98.5	38.8	137.3
Noncontrolling interest	(0.1)	—	(0.1)	—	(0.1)

Net earnings attributable to FIS	$92.2	$6.2	$98.4	$38.8	$137.2

Amounts attributable to FIS common stockholders:
Net earnings from continuing operations, net of tax	$90.1	$6.2	$96.3	$38.8	$135.1
Earnings (loss) from discontinued operations, net of tax	2.1	—	2.1	—	2.1

Net earnings attributable to FIS common stockholders	$92.2	$6.2	$98.4	$38.8	$137.2

Net earnings per share — diluted from continuing operations attributable to FIS common stockholders*	$0.47	$0.03	$0.50	$0.20	$0.70

Weighted average shares outstanding — diluted	192.2	192.2	192.2	192.2	192.2

Effective tax rate	34%				34%

Supplemental Information:

Depreciation and amortization from continuing operations			$183.9	$(59.3)	$124.6

Stock compensation expense from continuing operations, excluding acceleration charges					$18.3
Stock acceleration charges					—

Total stock compensation expense from continuing operations					$18.3

*	Amounts may not sum due to rounding.
See accompanying notes.
GAAP results include Metavante’s operating results in the consolidated results of FIS beginning October 1, 2009 on a prospective basis.

Notes to Unaudited — Supplemental GAAP to Non-GAAP Reconciliation for the Three and Six Months ended June 30, 2010 and 2009
The adjustments are as follows:
(1)	This column represents (1) charges for restructuring and integration costs relating to merger and acquisition activities and (2) costs associated with the 2010 leveraged recapitalization plan. For the three and six months ended June 30, 2010 and 2009, the adjustments to “Selling, general and administrative” expenses primarily represent incremental transaction costs incurred by the Company related to the acquisition of Metavante Technologies, Inc., completed on October 1, 2009. The adjustments to “Other income (expense), net” represent certain costs associated with the leveraged recapitalization, the write-off of certain previously deferred debt issue costs associated with the amended and extended debt facility and the write-off of unamortized discount associated with the portion of the Metavante debt that was paid with the proceeds thereof.

(2)	This column represents the impact of the purchase accounting adjustment to reduce Metavante’s deferred revenues to estimated fair value, determined as fulfillment cost plus a normal profit margin. The deferred revenue adjustment represents revenue that would have been recognized in the normal course of business by Metavante but was not recognized due to GAAP purchase accounting requirements.

(3)	This column represents purchase price amortization expense on intangibles assets acquired through various Company acquisitions.